Frequently Asked Questions about the Rio Tinto Offer for Alcan Inc.

20/08/07

1.               Has the company set a definitive date for the shareholder meetings to approve the Alcan deal?

We expect to announce these dates shortly but it is our intention that the meetings take place in September. Notice of the EGM will be mailed to shareholders at least 14 days prior to the date of the EGM for plc shareholders and 28 days prior for the Ltd shareholders.

2.               Why do you have to hold an EGM?

The magnitude of the Offer makes it a Class 1 transaction which requires shareholder approval under the UK Listing Rules. Also the borrowing required to fund the Offer requires shareholder approval under our articles. Rio Tinto Ltd is also required to hold an EGM as the DLC formation agreements give both sets of shareholders the right to vote.

3.               What quorum is required?

Three members / shareholders (holding at least one share each) present in person and entitled to vote constitute a quorum at each of the general meetings.

4.               What threshold of shareholder approval is required?

A total of over 50 per cent of the votes of the combined electorate of public shareholders of Rio Tinto plc and Rio Tinto Ltd is needed for the transaction to proceed.

5.               Management has broadly discussed their intentions to sell certain assets as a means of de-leveraging the company post closing — are there any more specifics as the assets that will be sold and the proceeds that the company is seeking to raise in aggregate?

Alcan and Rio Tinto have made clear that the packaging assets of Alcan will be divested in the near future. We are currently carrying out a strategic review of all Rio Tinto and Alcan assets to identify those which lack the required competitive position to be in the larger Group. No decision has been taken (beyond Packaging) but the process is underway and we expect it to continue into 2008.

6.               Can you please review the key approvals that are required to close the transaction and where your applications stand at present?

The full conditions are set out in the offer circular which is available on our website. Key approvals include acceptances by Alcan shareholders, approval by Rio Tinto shareholders and antitrust/competition and foreign investment approvals in a number of jurisdictions. The process and timetable for the antitrust/competition and regulatory approvals varies from jurisdiction to jurisdiction, however we do not anticipate any delay in obtaining these. The transaction is anticipated to close in the fourth quarter of 2007.

7.               Is the financing in place for the acquisition?

Yes.  Rio Tinto secured its loan financing with the four lead banks before the Alcan offer was announced. The lead banks are now syndicating the loans.

8.               Do the banks have any opt-outs for the Alcan transaction financing?

There are no conditions to the financing once the transaction has been approved by the shareholders and the relevant governmental agencies and the Offer has been declared unconditional.

9.               Does Rio Tinto have any ability to withdraw or walk away from the offer?

Rio Tinto can only walk away if one of the conditions is not satisfied or waived and the offer then lapses. Rio Tinto’s board can only change its recommendation that its shareholders approve the transaction in circumstances where it believes that its fiduciary duties dictate they should. However in those circumstances the break fee may be triggered.

10.         Given that Alcan is trading at a significant discount to the offer price, is Rio Tinto considering purchasing or has it already purchased any of Alcan’s shares in the market and what are the rules in relation to this?

Rio Tinto will continue to review the situation and will comply with all its notification obligations in connection with any purchases made.

Additional information

IMPORTANT INFORMATION:

The offer to purchase all of the issued and outstanding common shares of Alcan for US$101 per common share in a recommended, all cash transaction (the “Offer”) is being made by Rio Tinto Canada Holding Inc. (the “Offeror”), an indirect wholly-owned subsidiary of Rio Tinto. The Offer represents a total consideration for Alcan common shares of approximately US$38.1 billion.

The Offer is open for acceptance until 6:00 pm (Eastern Time) on September 24, 2007, unless extended, and is subject to a number of conditions including valid acceptances by holders of not less than 66 2/3 per cent of Alcan shares on a fully diluted basis. The board of Rio Tinto has approved the transaction. The Offer is expected to close in the fourth quarter of 2007.

This announcement is for information purposes only and does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. The Offer (as the same may be varied or extended in accordance with applicable law) is being made exclusively by means of, and subject to the terms and conditions set out in, the offer and takeover bid circular delivered to Alcan and filed with Canadian provincial securities regulators and the United States Securities and Exchange Commission (the “SEC”) and mailed to Alcan shareholders.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

In connection with the Offer, an offer and takeover bid circular as well as ancillary documents such as a letter of transmittal and a notice of guaranteed delivery have been filed with the Canadian securities regulatory authorities and the SEC and an Alcan directors’ circular with respect to the Offer has also been filed. A Tender Offer statement on Schedule TO (the “Schedule TO”) and a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) has also been filed with the SEC.

SHAREHOLDERS OF ALCAN ARE URGED TO READ THE OFFER AND TAKEOVER BID CIRCULAR (INCLUDING THE LETTER OF TRANSMITTAL AND NOTICE OF GUARANTEED DELIVERY), THE SCHEDULE TO (INCLUDING THE OFFER AND TAKEOVER BID CIRCULAR, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9 AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER.

The offer and takeover bid circular as well as other materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. The Schedule TO and the Schedule 14D-9 are available electronically without charge at the SEC’s website, www.sec.gov. Materials filed with the SEC or the Canadian securities regulatory authorities may also be obtained without charge at Rio Tinto’s website, www.riotinto.com.

While the Offer is being made to all holders of Alcan common shares, this announcement does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer in any such jurisdiction.

The Offer is made to holders in France of Alcan common shares admitted to trading on Euronext-Paris. An announcement including the main information relating to the Offer documents has been prepared and released pursuant to article 231-24 of the AMF General Regulation and contains information relating to how and in which time limit Alcan shareholders residing in France can accept this Offer. The offer document and the announcement prepared pursuant to article 231-24 of the AMF General Regulation are available free of charge to the holders of Alcan Shares registered with Euroclear France who request it from Citi France, Global Transaction Services, Operations departement, 19 le Parvis la Défense 7, 92073 Paris La Défense. They are also available on the internet at the following address: www.computershare.com/Rio-AlcanFrenchofferdocument

The Offer is made to holders in Belgium of Alcan common shares and/or certificates admitted to trading on Euronext Brussels (the “IDRs”). A Belgian supplement, addressing issues specific to holders of Alcan common shares and/or IDRs in Belgium (the “Belgian Supplement”) was approved by the Belgian Banking, Finance and Insurance Commission on 2 August 2007. The offer document and the Belgian Supplement are available free of charge to the investors in Belgium who request it from the Belgian branch of Citibank International plc, Department GTS Operations, 4th floor, boulevard Général Jacques 263G, 1050 Brussels. They are also available on the internet at the following address: www.computershare.com/Rio-AlcanBelgianofferdocument.